UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐   Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 9, 2007		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 8, 2007

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin/Jane Thorn Leeson
(203) 682-8225/ (203) 682-8276

BIRKS & MAYORS REPORTS SECOND QUARTER 2008 RESULTS

AND ANNOUNCES ACQUISITION OF CANADIAN JEWELER

Montreal, Quebec. November 8, 2007 /BUSINESS WIRE/ -- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 69 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen and twenty-six week periods ended September 29, 2007.

For the 13 Weeks Ended September 29, 2007 compared to the 13 Weeks Ended September 30, 2006:

•	Net sales increased 9.2% to $59.8 million from $54.8 million in the second quarter of fiscal 2007;

•	Comparable store sales increased 5%, as compared to a 2% increase in the prior-year’s second quarter;

•	Gross profit margin improved 10 basis points to 48.3% of net sales;

•	Net loss was $3.5 million, or $0.31 per share, as compared to a net loss of $3.6 million, or $0.32 per share, in the prior-year’s second quarter.

For the 26 Weeks Ended September 29, 2007 compared to the 27 Weeks Ended September 30, 2006:

•

Net sales improved 3.5% to $127.9 million from $123.6 million in the prior-year period. Excluding the impact of $4.3 million of net sales related to the one extra selling week in the first quarter of fiscal 2007, net sales rose 7.2%;

•	Comparable store sales increased 4%, which follows a 6% increase in the prior-year’s period;

•	Gross profit margin declined 60 basis points to 47.3% of net sales; and

•

Net loss was $5.5 million, or $0.49 per share, as compared to a net loss of $4.5 million, or $0.40 per share, in the prior-year period. It should be noted that the prior year’s loss included the benefit of approximately $900,000 of net earnings before income taxes associated with the extra week in the first quarter of fiscal 2007. The net impact of currency translation was not significant in the comparison of results between periods.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “While we achieved our sales growth guidance for the second quarter, our comparable store sales results softened as the quarter progressed. We attribute this trend to an even more challenging business environment in our U.S. market and changing market dynamics in certain Canadian markets. Despite these difficulties, during the quarter, we advanced our expansion goals by opening one new Mayors location in Weston, Florida and building a second new Mayors location in Jacksonville, Florida, which opened in late October. We also advanced several of our Birks product brand initiatives with several new Birks product launches planned for both retail brands this holiday season.”

“In addition to executing our internal growth initiatives, we will expand our store base with the acquisition of Brinkhaus, a very successful and highly respected two-store independent luxury jeweler operating in the Calgary and Vancouver marketplace,” continued Mr. Andruskevich. “We are very excited about this venture, as it enables us to further strengthen our presence in Western Canada, one of our fastest growing markets, as well as incrementally expand our high-end client base and the platform from which to increase our Birks branded offerings.”

“As we approach the holiday season, we expect the trends we experienced in our second fiscal quarter to continue into our third and fourth fiscal quarters. Accordingly, we have modified our guidance for the year,” concluded Mr. Andruskevich.

Second Quarter Fiscal 2008 Results

Net sales increased 9.2% to $59.8 million compared to $54.8 million in the second quarter of fiscal 2007. Comparable store sales increased 5%, following a 2% rise in the prior-year period, due to the continued successful execution of the Company’s marketing and merchandising strategies, which include increasing sales of higher price point offerings, emphasizing exclusivity of our merchandise offerings and strengthening brand awareness of the Birks and Mayors retail brands and the Birks product brand. Comparable store sales in the Company’s Canadian markets increased 4% while comparable store sales in the Company’s U.S. markets grew 5%. Comparable store sales are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rates. Net sales growth year over year included $1.8 million of higher sales due to the translation of our Canadian sales at a stronger Canadian exchange rate.

Gross margin increased to 48.3% of net sales from 48.2% of net sales in the prior-year period, representing a 10 basis-point improvement. Gross profit dollars increased 9.4% to $28.9 million from $26.4 million in the prior-year period.

Selling, general and administrative expenses (“SG&A”) were $28.5 million, or 47.7% of net sales, as compared to $25.6 million, or 46.7% of net sales, in the second quarter of fiscal 2007. The $2.9 million increase in SG&A in the second quarter of fiscal 2008 was primarily due to higher marketing expenses, additional costs associated with two new stores and incremental costs associated with the higher sales volume. The year over year increase in SG&A due to the translation of our Canadian operations at higher rates was approximately $0.9 million.

Six-Month Fiscal 2008 Results

Net sales for the 26-week period ended September 29, 2007 increased 3.5% to $127.9 million from $123.6 million for the 27-week period ended September 30, 2006. Excluding the sales related to the extra selling week in the first quarter of fiscal 2007 of approximately $4.3 million, net sales rose 7.2%. Comparable store sales increased 4% driven primarily by a higher average retail price per transaction. Comparable store sales in the Company’s Canadian markets increased 4% while comparable store sales in the Company’s U.S. markets grew 5%. Net sales compared to the prior year increased by $2.6 million due to the translation of our Canadian sales at a stronger Canadian exchange rate.

Gross profit was $60.5 million, or 47.3% of net sales, as compared to $59.2 million, or 47.9% of net sales in the first six months of fiscal 2007. The 60 basis-point decline in gross margin was related to our sales mix in the U.S., which had a higher percentage of sales of timepieces, which generate a lower margin than jewelry.

SG&A expenses were $58.6 million, or 45.8% of net sales, as compared to $55.2 million, or 44.7% of net sales, in the prior-year period. The $3.4 million increase in SG&A included approximately $1.3 million of higher expenses due to the impact of changes in foreign exchange rates used to translate the Canadian operating expenses. The increase in SG&A also included additional marketing expenses and incremental expenses associated with the opening of two new stores.

Inventory at September 29, 2007 was $191.0 million, increasing $16.4 million over the comparable period of last year. Of this increase, $8.8 million represented the effects of translating Canadian inventories into a higher amount of U.S. dollars; $5.9 million related to the addition of two new stores; and comparable store inventory increased 2% over the prior year period.

Bank Indebtedness increased $17.0 million over the comparable period of last year. Of this increase, $11.0 million was due to the translation impact related to the strengthening of the Canadian dollar, as compared to the U.S. currency. In addition, the increased bank indebtedness reflects the capital used to open two new stores.

Fiscal 2008 Business Outlook

The Company has updated its previously issued guidance for net sales and earnings before taxes for the year to reflect a more challenging sales environment and the impact of its recent acquisition of Brinkhaus.

The Company’s comparable store sales growth has slowed in recent months, which has caused it to reduce its outlook for fiscal 2008 profit growth. Currently, the Company expects full-year net earnings before taxes, inclusive of the acquisition of Brinkhaus, to rise in the mid single digits in percentage terms. This compares to the Company’s previous guidance that included a high-single digit increase in earnings before taxes.

Capital expenditures are currently projected to be between $11 million and $12 million, inclusive of approximately $2 million for two new stores.

The luxury retail market continues to be very competitive and could negatively impact the Company’s results. In addition, factors such as: a challenging economy, a decrease in the general level of consumer confidence, the impact of the strong Canadian currency’s impact on consumer shopping patterns in Canada, tourism and mall traffic, the impact of weakness in the real estate markets, (especially in the state of Florida), the volatility of the equity markets and its impact on consumer spending, rising interest rates, and commodity prices may have an important influence on the realization of the Company’s sales and net income plans for fiscal 2008. Actual results could differ materially from the Company’s projections.

Conference Call Information

A conference call to discuss Second Quarter fiscal 2008 results is scheduled for today, November 8, 2007 at 4:45 p.m. Eastern Standard Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (888) 802-8577, or for all other International callers (973) 935-8754 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until November 15, 2007 and can be accessed by dialing (877) 519-4471 and entering pin number 9398747.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of November 1, 2007, the Company operated 38 stores (Birks Brand) across most major metropolitan markets in Canada and 31 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for continued sales growth, success of the Company’s merchandising, marketing and retail initiatives, continued growth in net income, earnings and improvement in gross margins, and the net sales, gross margins, capital expenditures, and earnings guidance for fiscal 2008. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, consumer confidence, increases in commodity prices, the Company’s ability to maintain sales growth throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth in net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2007 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended September 29, 2007	Thirteen Weeks Ended September 30, 2006
Net sales	$59,846	$54,810
Cost of sales	30,966	28,416

Gross profit	28,880	26,394

Selling, general and administrative expenses	28,545	25,615
Depreciation and amortization	1,744	1,852

Total operating expenses	30,289	27,467

Operating loss	(1,409)	(1,073)

Interest and other financial costs	2,612	2,524

Loss before income taxes	(4,021)	(3,597)
Income tax benefit	(533)	—

Net loss	$(3,488)	$(3,597)

Weighted average shares outstanding:
Basic and diluted	11,263	11,210

Net loss per common share:
Basic and diluted	$(0.31)	$(0.32)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(In thousands, except per share amounts)

	Twenty-Six Weeks Ended September 29, 2007	Twenty-Seven Weeks Ended September 30, 2006
Net sales	$127,897	$123,621
Cost of sales	67,386	64,403

Gross profit	60,511	59,218

Selling, general and administrative expenses	58,624	55,209
Depreciation and amortization	3,344	3,546

Total operating expenses	61,968	58,755

Operating (loss) income	(1,457)	463
Interest and other financial costs	5,006	4,973

Loss before income taxes	(6,463)	(4,510)
Income tax benefit	(956)	—

Net loss	$(5,507)	$(4,510)

Weighted average shares outstanding:
Basic and diluted	11,253	11,209

Net loss per common share:
Basic and diluted	$(0.49)	$(0.40)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET—UNAUDITED

(In thousands)

	September 29, 2007	September 30, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$2,686	$2,496
Accounts receivable	9,659	9,674
Inventories	190,999	174,565
Other current assets	8,065	6,125

Total current assets	211,409	192,860

Property and equipment	39,551	34,298
Goodwill and other intangible assets	29,255	30,241
Other assets	8,664	3,395

Total non-current assets	77,470	67,934

Total assets	$288,879	$260,794

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$134,126	$117,169
Accounts payable	44,359	46,687
Accrued liabilities	10,645	9,753
Current portion of long-term debt	1,811	1,644

Total current liabilities	190,941	175,253

Long-term debt	17,664	17,432
Other long-term liabilities	3,815	3,708

Total long-term liabilities	21,479	21,140

Stockholders’ Equity:
Common stock	60,740	60,455
Additional paid-in capital	15,679	16,012
Retained earnings (accumulated deficit)	670	(11,457)
Accumulated other comprehensive loss	(630)	(609)

Total stockholders’ equity	76,459	64,401

Total liabilities and stockholders’ equity	$288,879	$260,794